Exhibit 99.11

FORM 51-102F3

AMENDED AND RESTATED MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm” or “Sandstorm Gold”)

Suite 1400 – 400 Burrard Street

Vancouver, BC V6C 3A6

Item 2	Date of Material Change

December 15, 2021.

Item 3	News Release

News releases were disseminated through CNW Group Ltd. on each of November 24 and December 15, 2021, and filed on SEDAR.

Item 4	Summary of Material Change

On December 15, 2021, the Company announced the filing of and filed a technical report, prepared in accordance with the disclosure standards under National Instrument 43-101 (“NI 43-101”) entitled “Hod Maden Project Feasibility Study NI 43-101 Technical Report” dated December 15, 2021, with an effective date of February 28, 2021 (the “Hod Maden Report”) with respect to the Hod Maden project located in Turkey (“Hod Maden Project”) owned by the Company’s subsidiary company, Mariana Resources Limited (“Mariana Resources”) (as to 30%), and its Turkish partner Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (as to 70%) through their Turkish subsidiary company. The Company previously announced the results of this report on November 24, 2021, and the Hod Maden Report it is now available on SEDAR and EDGAR under the Company’s profile at www.sedar.com and at www.sec.gov, respectively, and is also available on the Company’s website at www.sandstormgold.com.

Item 5	Full Description of Material Change

On December 15, 2021, the Company announced the filing of and filed the Hod Maden Report with respect to the Hod Maden Project owned by the Company’s subsidiary company, Mariana Resources (as to 30%), and its Turkish partner, Lidya (as to 70%), through their Turkish subsidiary company. The Company previously announced the results of the Hod Maden Report in a designated news release dated November 24, 2021. The Hod Maden Report is now available for review under the Company’s profile on the SEDAR website located at www.sedar.com and on EDGAR at www.sec.gov, respectively, and is also available on the Company’s website at www.sandstormgold.com.

The Hod Maden Report was prepared by Peter Allen, MAusIMM (CP), Christopher Arnold, FAusIMM, Simon Kusabs, FAusIMM, Zafir Ekmekçi, SME Registered Member (418810RM), Stan Kagiannis, FAusIMM, Omer Ardic, P.E., SME Registered Member, MAIG, Goktug Evin, BSc Eng, SME-RM, Richard Kiel, P.E. (Civil), and Paul Newling, FAusIMM CP, each of who is independent of the Company and a qualified person under NI 43-101.

Hod Maden Project, Turkey

The following description of the Hod Maden Project has been sourced from the Hod Maden Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Hod Maden Report. For full technical details of the report, reference should be made to the complete text of the Hod Maden Report.

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Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Hod Maden Report. All dollar amounts referenced below, unless otherwise indicated, are expressed in United States dollars.

Project Description, Location and Access

The Hod Maden Project is located approximately 20 kilometres south of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey near the border with Georgia. The North-South striking Hod Maden deposit is transected by the (locally) East-West trending Maden Creek Valley, with the valley populated by scattered neighborhoods of residential dwellings. The village of Yukarimaden sits in close proximity to the deposit, while the village of Aşağımaden sits approximately two kilometres downstream.

The Hod Maden property is accessible from Artvin city (20 kilometres radially, one hour by road) or from Erzurum city (130 kilometres radially, 2.5 hours by road via Yusufeli). The highways from Artvin or Erzurum are asphalt up to the new main road junction along the reservoir on the Çoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt and will require major upgrade works to make it suitable for mining operations traffic. Erzurum is the nearest city with an international and significant domestic airport (the alternative is Trabzon).

The project is well positioned with access to infrastructure. Yukarimaden village lies within the Hod Maden property and has limited power, running water, and sewage treatment facilities. Two high-tension power lines (154 kV and 380 kV) stretch across hilltops above the project area. Two concentrate handling facilities and ports are situated on the Black Sea coast near the project. The closest is Hopa, approximately 120 kilometres by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 kilometres from the Hod Maden Project area.

The project site is located within Artvin Province, which at the last estimate had 166,143 inhabitants over an area of 7,362.20 square kilometres. By regional standards, the population density is relatively low (22.6 inhabitants per square kilometre) and relatively aged (an average age of 39.5). The region has been subject to rural depopulation over the past 30 years. Much of the local labour force is engaged in agricultural pursuits, mining and service industries. There are no large construction companies located in the region and large construction contracts in the area (such as a large dam and ongoing road projects) are generally carried out by large companies based in the west of Turkey. Accordingly, it is most likely that construction contracts will be awarded to national contractors based in the west of Turkey, although they will likely draw on (and be contractually obliged to draw on under Turkish law) the local population for skilled, semi-skilled and unskilled labour. Most skilled construction workers are transient. Similarly, construction materials, machinery and fabricated items will be sourced from the west of Turkey given the lack of industry in the province (as well as adjoining provinces). Materials for concrete (except cement) are available from local quarries within 50 kilometres of the site, or they may potentially be quarried on site. Cement is available in the region. Most other construction materials will be sourced from the west of Turkey as there is limited supply regionally, which is mainly focussed on housing construction and agricultural requirements.

The Hod Maden Project consists of Turkish Operating Licence 87288, comprising a total land area of 3,511.71 hectares. The Licence date is February 4, 2013, with a renewal date of February 6, 2023. Licences are all owned by Artmin Madencilik (“Artmin”) (formerly known as AMG Mineral Madencilik AS, “AMG”), a Turkish entity that is owned 70% by Lidya and 30% by Sandstorm Gold (through Mariana Resources). Teck previously retained a 2% net smelter returns (“NSR”) royalty on the concessions, which Teck subsequently sold to a subsidiary of Sandstorm Gold in January 2016 (the “Sandstorm Royalty”).

The tenements are covered by forestry lands and numerous small freeholdings (private lands). Access to the forestry land will be received via a Forestry Permit which will be lodged imminently. Artmin is in the process of acquiring the private lands via private sale or expropriation process. The expropriation process was approved and commenced by the General Directorate of Mining and Petroleum Affairs (the Mining Directorate) on March 18, 2020. The population to be affected is very small and there is a resettlement plan for them. A budget for land purchases, resumption and restitution has been allowed for in the capital cost estimate for the project.

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Mining activities and related liabilities in Turkey are regulated by the Mining Law No 3213 dated June 15, 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6592, 2017 by Law 7020, 2017 by Law 7061 and 2018 by Law 7103 and 2019 by Law 7164) (the “Mining Law”), together with the Mining Regulation dated September 21, 2017 (the “Mining Regulation”) and the Mining Waste Directive dated July 15, 2015.

The Ministry of Energy and Natural Resources (“MENR”) is responsible for overseeing the mining industry. The General Directorate of Mining Affairs, a department of MENR, grants licences and regulates mining activity. There are three types of licences granted for prospecting and operating mines under Turkish law: an exploration licence (enables the holder to carry out exploration activities in a specific area), an operating licence (enables the holder to carry out operational activities), and an operating permit (enables the holder to operate a mine). The Hod Maden operating licence was granted on February 4, 2013, by the Mining Directorate.

Licences are subject to an application fee and an annual licence fee as per amendments in 2019 by Law 7164 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under Mining Law.

Royalties are payable to the state in Turkey on the principle of the value of the commodity at the underground mine portal. Prior to April 2020, the overall royalty rate for a polymetallic mine in Turkey was the rate derived from the value of the mineral forming the greatest proportion of gross revenue from payable metals in a given period. However, in April 2020, the regime changed to one where applicable royalty rates were applied separately by commodity and the rates for each commodity in a given period depend on the price of that commodity. The royalty base for each metal is calculated pro-rata to the gross revenue from payable metal proportions. This means that, if gold is 80% of gross revenue, it will also attract 80% of common deductible costs in its royalty base. Royalty rates to the state are on a sliding scale dependent on the mineral’s selling price and range from 1.25% to 18.75% for gold and from 1% to 15% for copper.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

Turkey also offers a number of investment incentive schemes (“IIC”), and the Hod Maden Project may qualify for the regional incentive scheme, which can provide: reduced corporate tax rate from 20% to 2% on up to 50% of the initial capital investment; exemption from customs duties (during the certifiable period); value-added tax exemptions on local and imported equipment and machinery (during the certifiable period); support for employer share of social security exemptions; and support for loan interest payments. The IIC initially covers the development/construction period, but may either be extended or replaced with a similar scheme to retain some of all the benefits into the production phase. Details of the specific applicability of the IIC for Hod Maden will be investigated further as part of the implementation plan for the project.

Current licence fees (sunk costs) are depicted below. These licences enable Artmin to undertake the following activities within the leases on Forestry lands. Activities on private lands require the consent of the owners.

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Operating License Fees and Forestry Land Fees for 2020

Payments	Operating Licence (87288)
Licence Value (according to Mining Law)	179,135.00 Turkish Lira
Forestry Land Permit Fee (52 drill sites)	62,995.64 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	64,106.52 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	81,286.93 Turkish Lira
Forestry Land Permit Fee (Road)	12,187.19 Turkish Lira
Forestry Land Permit Fee (28 drill sites)	77,075.47 Turkish Lira
Forestry Land Permit Fee (61 drill sites)	261,384.40 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	33,514.41 Turkish Lira

Payment liability is variable. Licence values are determined every year. The revaluation rate is determined annually by the Ministry of Finance according to the provisions of the Tax Procedure Law. As a result, the 2020 licence value is determined by increasing the amount of the previous years at the revaluation rate and fees are announced on the website of the Mining Directorate.

There are currently no significant financial arrangements with third party stakeholders for the Hod Maden Project, such as off-take agreements, shipping and port handling agreements, land holder agreements or access agreements. There are rental agreements in place to utilize the exploration office, accommodation camp and core yard land. All responsibilities of the contractor camp area at Yukarimaden are under the local drilling contractor’s responsibility.

The Sandstorm Royalty is effectively a 2.0% NSR royalty. The royalty base is calculated by subtracting smelter costs, freight and transport from site to smelter and the state royalty from the gross revenue from payable metals. The Sandstorm Royalty is 2% of this royalty base.

Environmental Impact Assessment Approved

Obtaining approval to proceed with the Hod Maden Project required a positive decision from the Ministry of Environment, Urbanisation and Climate Change in regard to an Environmental Impact Assessment (“EIA”). This approval was gained from the Ministry on November 17, 2021. There are a number of other permits that will need to be obtained following this decision (and technically can only be issued after the EIA is approved), however these permits should follow readily as most of the government departments that issue these permits participated on the Technical Review Committee that formulated the required commitments from Artmin as a basis of approval of the EIA.

Other Significant Factors and Risks

There are a number of operating metallic mines in the north-eastern region of Turkey. Other major projects in the area have been associated with hydroelectric power generation. Although there has been some resistance to some of these projects in the past, they have eventually advanced. Locally, negative sentiment was expressed towards the Hod Maden Project in the early development period, mainly around the possible use of cyanide. This negative sentiment has largely dissipated and Artmin has focussed on processing options that do not require the use of cyanide.

History

The Hod Maden Project (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. The project was formerly known as “Hot Maden”, but the name has recently been changed to Hod Maden to reflect the true historical name of the area.

Mining at the Hod Maden Project may pre-date the rise of the Ottoman Empire (14th century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests

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pre-Russian mining at Hod Maden. The tailings from Russian processing facilities are located in the southern part of the Hod Maden Project area. In 1886, the Hod Maden property was in the territory of Russia and the operation of Hot Mines was given to a Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904 and historical records suggest that some 500 to 700 tons of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade, however these figures cannot be corroborated and cannot be relied upon. The mining operation was closed sometime between 1904 and 1911.

In 1913, the Hod Maden Project was acquired by the Russian Hot Company. Exploration, including drilling, was carried out by this company, however the results are not available. The Hot Company started construction of a new metallurgical plant and access road following their exploration campaign. The Hot Company’s activities ended in 1923, when the Russians were expelled, and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began, but did not complete, a tunnel in the direction of the Hod Maden discovery hole area.

The mine site was acquired by the Mineral Research & Exploration General Directorate (“MTA”) in 1942. During 1942 to 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA in the southern historic mining area. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% copper. These values are of historic interest only and, following this work, new development was proposed but not immediately carried out.

The following is a chronology of ownership and events at the Hod Maden Project since 1943:

Mineral Research & Exploration Directorate

●

1946 – Report issued by MTA on the geology of the Hod Maden property; additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ kilometre long anomaly.

●	1966 – A report, Hot Artvin lead-zinc-copper mineralization, authored by Dr.R.Ovalıoğlu of MTA was published.

●	1970 – A report, Geology around Belizor Meydan (Hot) Districts, authored by Mehmet Doyuran of MTA was published.

●

1974 – It appears that MTA allowed ETI Bank to complete some exploration drilling in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known); on basis of IP and Turam geophysics, drilling was proposed in the northern part of Hod Maden (Lidya drilled this in 2014).

●	1976 – The Geological Report of Pyritic Copper-Zinc-Lead Mineralization authored by Satir and Ereren of MTA was published that included IP and Turam geophysical work.

Anglo-Tur

●	1991 – The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.).

●	1992 – Anglo-Tur drilled six holes, but the results and location of drilling are unknown.

Teck Cominco

●	Circa 2006 – Teck acquired concessions through government auction covering the old Hod Maden area which included the area drilled by Lidya in 2014.

●	2010 - Artmin was invited by Teck to visit the property in 2010. On December 3, 2010, AMG made the first visits to Turkey properties on invitation from Teck.

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●	2011, July 7 – The Turkish government announced plans to auction a number of mining licences commencing January 9, 2012 and ending May 24, 2015.

Artmin

●

The Hod Maden concession was held by several groups after the early 1990’s with Teck (formerly Cominco) holding the property in 2011, when the Turkish government announced an auction for the Hot North concession, immediately north of the Hod Maden concession.

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AMG geologists visited the prospect in mid-January 2012 and chose to bid on Hot North, Ulutas, and Halilaga East properties. The auction was held on January 31, 2012, and AMG won the bid in the first round in accordance with the Mining Law. Later in 2012, AMG’s parent company, Aegean Metals Group Inc. (“AGN” or “Aegean”) became a TSX-listed company. Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55 million AGN shares and a minimum $300,000 of exploration expenditures over three years (i.e by Aug 2015). Teck retained a 2% NSR on the concessions. This acquisition united four concessions totaling 7,394 hectares, forming the Hod Maden Project, and under the control of AGN.

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In mid-January 2012, AMG personnel visited all three properties and collected surface samples. Initial samples taken returned maximum values of 4 grams per tonne gold in road cuts. No detailed sampling was carried out. The mineralization appears extensive with the best gold-copper-zinc values at the lowest elevation in the centre of an 8+ kilometre long, 300 metres wide, north-trending alteration zone.

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AGN entered into an option agreement with Lidya in June of 2014. Under the terms of the agreement, Lidya earned a 70% interest in the Hod Maden property through exploration expenditures and cash payments. Mariana Resources merged with AGN in January 2015, and therefore held AGN’s former 30% interest in the jointly owned company.

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Artmin, as a jointly owned company was formed in January 2016, upon the signing of a shareholder agreement between Mariana Resources and private Turkish company Lidya. Lidya and Mariana Resources held 70% and 30% interests, respectively, in Artmin.

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In January 2016, Sandstorm Gold acquired the 2% NSR from Teck. In July 2017, Sandstorm Gold acquired Mariana Resources and its 30% interest in the Hod Maden Project. In June 2018, Sandstorm Gold filed a Pre-Feasibility Study NI 43-101 Technical Report dated May 31, 2018, on the Hod Maden Project (the “PFS”), outlining a 13-year underground mining operation.

Geological Setting, Mineralization and Deposit Types

Regional Geology

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate in the North, and Arabian and African Plates in the South. Four main east-west trending tectonic belts cross the country from north to south. These are the Pontides, Anatolides, Taurides and Border Folds, all of which are the result of continuing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden Project is located within the Eastern Pontides tectonic belt, which coincides with the 500-kilometre-long, and 50 to 75 kilometre wide mountain chain extending along the south-eastern Black Sea coastline of Turkey. The property lies along an interpreted northeast trending suture zone within a late Cretaceous age, island arc volcano-sedimentary sequence. The suture separates a terrain containing dominantly volcanogenic massive sulfide-type deposits, located to the west including Cayeli, Murgul and Cerattepe; from a terrmain containing porphyry/intrusion-related and epithermal systems (Berta, Tac-Çorak, Ardala-Salinbas) within, and to the east of, the suture.

Project/Local Geology

The Hod Maden Project is underlain by roughly north-south trending stratigraphy, comprising three principal rock types, however the general dip directions are quite variable.

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Mineralization is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the Hod Maden Project area principally include:

●	massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition;

●	occasional columnar jointed sills of more mafic composition;

●	locally quite voluminous coarse monomictic andesite porphyry clast breccias.

Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the north-eastern part of the Project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

The south-eastern part of the Hod Maden Project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralization, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritisation are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

Mineralization

The Hod Maden Project lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy, which to the northwest hosts several volcanogenic massive sulphide type deposits such as Cayeli. Hod Maden is structurally complex. A vast array of faults including both low-angle and steeply dipping structures have been identified. Some faults control distribution of mineralization and broader hydrothermal alteration.

Gold-copper mineralization is broadly associated with a locally argillic/phyllic hydrothermal alteration corridor which incorporates the sub-vertical, north-northeast Hod Maden Fault Zone (the “Hod Maden Fault Zone”) and extends for more than seven kilometres with a width of up to 300 metres. Mineralization occurs in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) +/- hematite / jasper breccias and locally massive sulphides, pyrite-chalcopyrite. Zinc and lead minerals occur as separate concentrations trending parallel and offset from the main gold and copper sulphide bodies.

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Geological data indicates that mineralization is most likely a polymetallic sub-volcanic hydrothermal deposit, with the key mineralization formed between the epithermal and porphyry zones. This is similar to a high-sulphidation epithermal rather than a VMS deposit like the nearby Cayeli.

The Hod Maden deposit is divided into a northern Main Zone and the contiguous South Zone, with a third area of mineralization located 500 metres further to the south at the Russian Mining area.

The Main Zone: At least two styles of high-grade gold-copper mineralization are evident at the Main Zone at Hod Maden:

●	the predominant multiphase quartz-sulfide (pyrite-chalcopyrite) +/- hematite/jasper breccia bodies; and

●	semi-massive to massive sulfides (pyrite-chalcopyrite).

Small scale mining of narrow, high-grade polymetallic veins was also undertaken in the southern portion of the Hod Maden property by Russian mining interests prior to 1923. Ancient slags have also been intersected in alluvial material overlying the Main Zone.

The two mineralization styles are related to different mineralising events, with the semi to massive sulfide mineralization representing an earlier mineralization event and the multiphase breccia a later epigenetic (perhaps deep epithermal?) event. The Main Zone deposit is sub-vertical in nature, and currently has dimensions of around 400 metres in length (N-S), 50 - 70 metres true thickness, and a down-dip extension of greater than 300 metres.

Overall, the highest grade gold-copper mineralization (typically greater than 15 grams per tonne gold but locally greater than 100 grams per tonne gold, and +2% copper) at Hod Maden is aligned along the eastern margin of the Main Zone: this domain of very high-grade mineralization is typically +15 metres thick (true width), is remarkably continuous in both the vertical and from section to section, and currently contains a substantial majority of the in-situ metal content of the Hod Maden deposit. All mineralization intersected to date at Hod Maden Main Zone is sulfide; no oxide (and only limited supergene enrichment - minor replacement of chalcopyrite by chalcocite - occurs near surface), which is interpreted to be a direct result of the high erosion rates experienced in rugged terrains.

Hydrothermal alteration associated with the gold-copper mineralization at Main Zone is dominated by chlorite, with the flanking wallrocks typically displaying argillic and phyllic alteration assemblages. At vertical depths of 450 metres or more below surface, late-stage anhydrite brecciation of the multiphase gold-copper breccias is common and results in the dilution of pre-existing gold-copper grades. Both the form and source of this anhydrite is unclear, with the main possibilities being that it represents a “cap” to a deep, yet undiscovered intrusive phase, or may simply be due to fluids circulating within the Hod Maden Fault Zone. Deep drilling will be required to better understand the nature and distribution of this anhydrite.

From a geochemical perspective, the Hod Maden gold-copper mineralization contains only minor concentrations of silver and trace concentrations of deleterious elements such as arsenic, antimony, bismuth, and mercury. These characteristics will play an important role in future development studies, as metallurgical studies completed to date have shown the amenability of Hod Maden ores to produce high quality flotation concentrates.

The South Zone is hosted dominantly in dacitic volcanic rocks and breccias, and comprises network quartz veins, veinlets, and breccia. Pyrite is the dominant sulfide phase, with relatively minor chalcopyrite. In contrast to the Main Zone, where chlorite is the dominant alteration mineral phase associated with gold-copper mineralization, sericite dominates in the South Zone. Both hematite and jasper also occur but in significantly lower abundances within the South Zone. Exploration drilling will continue to evaluate the resource potential in the South Zone and will progressively move southwards towards the area of the pre-1923 Russian mining activity. Stratabound and disseminated style zinc-lead (sphalerite-galena) mineralization also flanks the known gold-copper mineralization to the east and locally to the west. It is not currently known whether this style of mineralization represents a separate mineralization event or whether it forms part of a distal metal zonation to the gold-copper system.

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The Russian Zone: Very little is known about the style of mineralization mined from the pre-1923 Russian mining area, located approximately 500 metres to the south of the Southern Deposit, as most of the original adits and mine accesses have now collapsed. Historic MTA records suggest that mining was small scale and focused on narrow, high copper grade polymetallic (copper-gold-lead-zinc-silver) veins. Topographically, the pre-1923 Russian mine area lies approximately 300 metres vertically above the Main Zone deposit, which suggests that deeper drilling may be required to reach possible Main Zone analogues.

Deposit Types

The Hod Maden Project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits. The province extends over an area of more than 500 kilometres east-west and 50 kilometres to 75 kilometres north-south and consists of a 2,000 metre to 3,000 metre thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (copper>>lead+zinc) to west (lead+zinc>>copper).

Approximately 40 kilometres to the northwest of the Hod Maden Project, the Murgul copper-(lead-zinc) deposit is one of Turkey’s largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 kilometres west of the Hod Maden Project, in the western part of the metallogenic province are assigned to the Kuroko-type. Closer to the project, several deposits have also been documented to be of volcanogenic massive sulphide type (VMS) including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 kilometres to the north of the Hod Maden Project lies the Ardala-Salinbas prospect, which is an intrusion related system with the mineralization hosted in limestones that stratigraphically overlie the Hod Maden volcano-sedimentary package.

The current view of Mariana Resources/Lidya in relation to the genetic model for Hod Maden favours a sub-volcanic hydrothermal model with the bulk of the breccia style mineralization formed between the epithermal and porphyry levels. This is similar to the high-sulphidation epithermal type although lacking significant concentrations of enargite and silver.

Exploration

Geophysical exploration commenced in the early 1970’s with induced polarization and electromagnetic surveys undertaken, which led to the drilling of three holes into the highly prospective southern part of the Hod Maden property in 1974. Drilling prior to 2014 has not been used in the mineral resource (“Mineral Resource”) estimation; however it has been used to inform the wider geological picture.

Detailed surface mapping and sampling at 1:25,000 scale was completed in 2013, over an area of four-square kilometres covering the south and central mineralized hydrothermally altered zone. From this work the genetic model of mineralization progressed from VMS-like to epithermal-like.

In 2014 a soil geochemistry survey, with a focus on the central zone, was completed. This included a number of rock samples. In 2015 a gravity survey was undertaken to define the buried mineralization border. Identified anomalies do not correlate well with the intersected mineralization.

Between 2014 and 2019, a total of 219 holes, either PQ or HQ, were drilled into the Hod Maden deposit. Fifteen of these holes were twin holes drilled due to a problem with core recovery. The drill spacing through the central areas is on an approximate 25 metre x 25 metre grid, and most holes dip approximately 60°, either to the west or east.

Detailed geological logging was completed on site and half core was sent for analysis at one of two laboratories. A quality assurance/quality control (QAQC) program was implemented with the regular

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submission of certified reference material/standards, certified blanks, and field duplicates. The QAQC program results are good for all potentially economic elements being assayed.

Pulp duplicates were submitted to a second laboratory for gold analysis. The results of which indicate a good correlation between the original and the pulp duplicate.

Drilling

All drilling prior to 2014 was not used in the Mineral Resource estimation and is not detailed within the Hod Maden Report.

A multiphase diamond drilling program was carried out at the Hod Maden Project between 2014 and 2019 by an independent contractor. The initial drilling used a new track mounted wireline Hanjin D&B rig and a custom Turkish manufactured rig. The Turkish rig was replaced by another Hanjin D&B rig in June 2015.

All holes are either HQ or PQ in sized diamond drilling. A total of 219 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes is 309 metres with a maximum length of 636 metres and minimum of 12 metres. The maximum vertical distance reached was approximately 570 metres below surface. Drilling is spaced on an approximate 25 metre x 25 metre grid, and most holes dip approximately 60°, either to the west or east. Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-192A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 metres, starting at 10 metres below the collar. Drillholes were initially located using GPS or differential GPS. The final collar positions were located by a licenced surveyor. The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling.

Core recovery was generally greater than 90% for samples below the surface sediments. There is no relationship between core recovery and grade or core recovery and mineralization.

Sampling, Analysis and Data Verification

Sample preparation was conducted according to a set of documented standard operating procedures, including photographing of drill core, logging, density measurements, and half core sampling of the entire drillhole. Mariana Resources/Lidya’s sampling protocol for drill core consists of routine collection of samples at nominal 1 metre lengths, terminated at lithological or alteration contacts within mineralization, and for 2 metre sample intervals outside mineralized zones. The entire length of the drillhole is sampled. Detailed logging of all drillholes was undertaken on site at Yukarimaden. Core recoveries are measured and recorded in the database and recovery is generally between 90 to 100% in fresh rock. Results from the analysis were sent to the Lidya office then compiled into a spreadsheet. For bulk density determination, 10-15 centimetre core samples are taken approximately every 10 metres and oven-dried (105°C) for 24 hours. Dry samples are weighed with an electronic scale, waxed and weighed in both air and water. Dry bulk density values are calculated using a standard Archimedes Principle formula.

Since commencement of drilling in 2014, Lidya has implemented a quality assurance/quality control (“QA/QC”) system incorporating certified standards, blanks and field duplicate samples. The program included:

●	certified reference materials (“CRMs”) inserted every 20 samples;
●	pulp blanks of certified material inserted every 20 samples; and
●	field duplicates of quarter core inserted every 40th sample.

All CRMs and blanks were obtained from an independent third-party provider, Geostats Pty Ltd. Field duplicates consist of cutting the remaining half core into two with the core saw, resulting in one quarter

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core being submitted to the laboratory as the field duplicate and one quarter core being retained for reference.

Monitoring of standards, blanks and laboratory duplicates has been undertaken by Lidya and previous Mariana Resources geologists. All blank values returned values of less than 0.1 grams per tonne gold. A small number of standards fell marginally outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay. Analysis of round-robin checks between certified laboratories indicated good correlations.

Two certified laboratories have been used for both sample preparation and assaying:

●	SGS Ankara; and
●	ALS Chemex in Ankara.

Except for ALS Chemex and SGS Ankara, no other laboratory was used for sample preparation and assaying.

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimize unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the sample sequence they contain, and the sacks are then securely closed. Samples are then dispatched to SGS’s Ankara sample preparation laboratory. Currently the retained split core is stored on site at Yukarimaden.

A total of 2,087 gold standards and 539 copper, lead and zinc standards were inserted since 2014. As at February 19, 2015, cross laboratory round-robin checks were performed on 3,027 samples. The internal QAQC report for September 25, 2019 refers to 4,475 laboratory pulp checks.

Based on the results of the quality control, the Hod Maden Report considers the following:

●	the results from the blank assays indicate good equipment cleaning;
●	the laboratory has a low-grade bias for the two low grade gold standards (0.51 grams per tonne gold and 0.643 grams per tonne gold);
●	the copper, lead and zinc standard results appear to more variable than the gold standards; and
●	the drillhole sample assays are suitable for the estimation and reporting of the Mineral Resources under NI 43-101.

AMC geologists have conducted site inspections of field procedures and drill core on two occasions, reviewed data management systems, and have undertaken independent assessments of QA/QC results. AMC concluded that, notwithstanding some minor concerns relating to the QA/QC analyses, the Hod Maden assay/drillhole data is suitable for Mineral Resource estimation and reporting.

SGS laboratory is accredited/certified to ISO 9001 and independent from Mariana Resources/Lidya and any relationship is commercial in nature.

Mineral Processing and Metallurgical Testing

The objectives of the metallurgical testing in the feasibility study phase were understanding the effects of ore variability on flotation performance, flowsheet optimization for maximizing gold recovery, derivation of grade vs recovery curves and conducting test work, such as thickening, filtration, Levin tests, Metso Jar tests, transportable moisture limit (“TML”) and Self-Heating capacity tests to derive design parameters for the process plant. Five types of lithology (Andesite Breccia, Chlorite Andesite Breccia, Dacite Breccia, Gypsum Volcano Sedimentary and Massive Pyrite) were identified in the Hod Maden ore

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deposit. A comprehensive ore variability test work program was conducted using 99 samples representing lithological and grade variations, and spatial distribution in the ore body.

Key outcomes of the test work program and subsequent metallurgical interpretation include:

●

Chemical and mineralogical characteristics of the massive pyrite (“MPY”) lithology were different from the other lithologies. The sulfide sulfur (“Ss”) content was >15% and the gold was mostly in refractory form;

●

The rock breakage parameter (A*b) of the ore types ranged between 33.4 to 98.1 and Bond Ball Work indices ranged between 10.4 kWh/tonne and 20.6 kWh/tonne, indicating that the samples were in hard to medium hardness range according to the JKTech database. The softest samples were from MPY, and the hardest from Dacite Breccia lithology. Eightieth percentile of A*b and BWi were 45 and 16 kWh/tonne, respectively;

●

The optimum flotation flowsheet and conditions developed during the PFS phase were applied to the ore variability samples. The flotation flowsheet is based on bulk sulfide mineral flotation (mill-float-mill-float mode of operation; mill to a product 80% passing size (“P80”) of 106 µm - bulk rougher float - mill to a P80 of 38 µm - bulk scavenger float), regrinding the bulk concentrate to a P80 of 30 µm at high pH and three stages of copper cleaner flotation to produce a +20% copper concentrate and maximize gold recovery to the copper concentrate. Gold loss is essentially to the copper scavenger tailing, which can realize a high sulfur pyrite concentrate, however gold concentrations were under payable levels (<9 grams per tonne gold);

●

The ore variability test work showed the opportunity to produce pyrite concentrate with payable gold levels from ore samples containing >15% Ss and >10 grams per tonne gold, irrespective of type of lithology. Therefore, the ore samples were classified in to two groups; the samples containing <15% Ss were named as Regular Ore (“RO”) and the second group of samples with >15% Ss named as Pyrite Ore (“PO”). Further flotation tests were performed for optimization of flotation conditions using master composite samples from both RO and PO;

●	A bulk sulfide mineral flotation mode of operation was found as the optimum flowsheet for RO producing +20% copper grade copper concentrate at high copper and gold recoveries;

●

A sequential copper-pyrite flotation mode of operation was developed for PO to control the mass flow to the copper regrinding stage and cleaner flotation and produce pyrite concentrate with payable gold content. The flowsheet consists of primary grinding to a P80 of 53 µm in the presence of lime (pH 11.5), copper flotation using a selective copper collector (Aero3418A) followed by pyrite rougher flotation using SIPX (sodium iso-propyl xanthate) as collector, regrinding the copper rougher concentrate to a P80 of 30 µm and three stages of copper cleaner flotation. The pyrite rougher concentrate and the copper scavenger flotation tailings were combined as the final pyrite concentrate. The sequential flotation flowsheet and the flotation conditions were tested with a locked cycle flotation test (“LCT”) using the master composite sample of PO and production of a pyrite concentrate with payable gold content was confirmed. Given these findings, additional ore variability test program was planned and conducted to derive the grade vs recovery curves for the PO;

●

Results of simulated open cleaner flotation and LCTs were used to establish grade versus recovery curves for copper, gold and sulfide sulfur. Grade-recovery equations were derived separately for each lithology in RO ore. For PO ore, the grade-recovery equations were derived for the single ore type PO using the results of PO variability tests. Scale-up factors were applied to the gold recovery (0.97) and the copper recovery (0.98). These equations were used by AMC to calculate concentrate production over the life of mine. The table below shows the average grade and recovery figures of the copper and pyrite concentrates

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produced over the life of mine according to the production figures provided by AMC. The average gold and copper recoveries were calculated as 85% and 93% respectively.

Grade and Recovery Values Over Life of Mine

Products	Ore Type	Grade		Recovery (%)
		Copper (%)	Gold (g/t)	Copper	Gold
Copper Concentrate	RO	22	119	95.20	83.61
	PO	28	103	87.06	59.63
Pyrite Concentrate	PO		14		30.4
TOTAL:				92.69	85.4

●

Effects of distribution of different lithologies on flotation performance were investigated for RO and PO separately. Six RO and five PO ore production samples were selected from 99 variability composites prepared for the earlier metallurgical study. The test results showed clearly that different lithological distribution in RO and PO did not adversely affect the flotation performance. Feed grade and mass pull to the concentrates were the main parameters affecting the grade and recovery;

●

Detailed chemical analysis of the copper and pyrite concentrates produced from LCT tests show that concentrations of penalty elements are low and do not negatively affect marketing of both concentrates;

●

Thickening and filtration tests showed that Fast-acting Filter Press could produce copper and pyrite concentrates with moisture levels of 9.5% and 7.6%, respectively. TML of the copper and pyrite concentrates were measured as 11% and 9.1%, respectively. The self-heating tests showed that both copper and pyrite concentrates were not classified as Material Hazardous in Bulk or Dangerous Goods Class 4.2 for the purposes of bulk transport;

●

A large portion of the bulk flotation tailing is going to be used for production of paste and should be filtered. A de-sliming circuit has been proposed, based on the use of a de-sliming cyclone, filtration of the underflow and thickening of the overflow. Thickening of the overflow produced a product of 37% to 40.5% solids with yield stress of 28 Pa to 34 Pa. The cyclone underflow material could be effectively dewatered using various filtration techniques. Residual filer cake moisture was 19.0% with horizontal vacuum belt filtration and 19.4% with disk filtration; and

●

Perth (Australia) tap water was used in the ore variability metallurgical tests. The LCT tests were conducted with water circulation. Concentrations of the dissolved ions and pH of the tailing water samples were at expected range and not harmful for flotation. Effects of the mine site water on flotation performance was tested in Ankara (Turkey). It was found that the natural waters that shall be drawn upon for the mining operation at Hod Maden are of high quality. The higher sulfate concentration is to be expected as a result of sulfide oxidation affecting mine waters. Gypsum scaling over time is expected at Hod Maden, however it is not expected to be significant enough to warrant dosing of antiscalant, although this will be monitored in operations.

The metallurgical test work and variability analysis did not indicate a material risk of deleterious elements. The Economic Model has no allowance for penalties or reduced payabilities due to deleterious elements.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources - Introductory Discussion

Geological zones incorporated into the Mineral Resource model are based on lithological interpretations in the form of wireframes solids. Copper and gold mineralization has been interpreted as

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wireframes solids within the Main (northern) zone as groupings of chlorite andesite breccia, massive (+enriched) pyrite, and a contact enveloping shell, and within the South dacite-hosted zone as a series of loosely- defined subzones. In addition, a number of zinc-defined mineralization zones have been defined adjacent to and sub-parallel to the North Zone. Gold, copper and zinc grades for individual zones, along with a series of minor elements, have been estimated either by ordinary kriging or inverse distance squared weighting. Densities have been assigned as averages according to mineralized zones.

The following table sets forth the estimated Mineral Resources for the Hod Maden Project as of July 27, 2019:

Category	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Contained Gold Ounces (000s)	Contained Copper (Mlb)

Measured	2,461	24.3	20.7	2.3	1,634	124

Indicated	5,683	8.8	6.2	1.7	1,133	206

TOTAL MEASURED AND INDICATED:	8,143	13.5	10.6	1.8	2,768	330

INFERRED:	1,342	6.5	5.4	0.7	232	21

NOTES:

(1)	All Mineral Resources conform to NI 43-101 and CIM definitions for Mineral Resources.
(2)	Mineral Resources are based on an NSR cut-off $63/tonne for gold/copper zones.
(3)	Mineral Resources that are not mineral reserves (“Mineral Reserves”) do not have demonstrated economic viability.
(4)	Metal prices used as input into the NSR cut-off calculation are: $1,300 per ounce gold and $6,614/tonne copper.
(5)	Mineral Resources are inclusive of any Mineral Reserves.
(6)	Totals may not add up due to rounding.
(7)	Calculation of the gold equivalent grade is by the following formula: AuEq = [(Au ounces + (Cu pounds x 3/1,300) x 31.10348]/tonnes.
(8)	Christopher Arnold, FAuslMM, Principal Geologist for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Resources estimate set forth above.

The relevant authors of the Hod Maden Report are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates set forth above.

Mineral Reserves - Introductory Discussion

Mineral Reserves are defined within an underground mine plan generated considering diluted measured and indicated Mineral Resources. Mineral Resources were converted to Mineral Reserves recognizing the level of confidence in the Mineral Resource estimate and reflecting modifying factors, and after consideration of all mining, metallurgical, social, environmental, statutory and economic aspects of the project. The Mineral Reserve is that part of the Mineral Resource that can be economically mined by underground mining methods. Proven Mineral Reserve was derived from the measured Mineral Resource and some measured blocks below $63 per tonne NSR value included within the stope or development shape. Probable Mineral Reserve was derived from both the measured and indicated Mineral Resource and some measured and indicated blocks below $63 per tonne NSR value included within the stope or development shape. The measured resource within the drift and fill (“DAF”) development shapes above 783mRL elevation was downgraded to probable reserve due to the greater uncertainty with regard to the modified DAF mining method.

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The following table sets forth the estimated Mineral Reserves for the Hod Maden Project as of July 31, 2020.

Classification	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Contained Gold Ounces (000s)	Contained Copper (Mlb)

Proven	1,899	19.4	16.7	1.7	1,021	71

Probable	6,798	8.8	6.5	1.4	1,431	216

TOTAL PROVEN AND PROBABLE:	8,696	11.1	8.8	1.5	2,452	287

NOTES:

(1)	All Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Reserves.
(2)	The Mineral Reserves estimation was carried out using a breakeven cut-off value of $82/tonne and incremental cut-off values of $63/tonne for stopes and $40/tonne for development.
(3)	Mineral Reserve is estimated using metal prices of $1,300 per ounce gold and $3.0 per pound copper.
(4)	Totals may not add up due to rounding.
(5)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(6)	Processing recovery and payable factors averaged 85% and 98% respectively for gold and 93% and 95% respectively for copper.
(7)	The average mining recovery and dilution factors applied were 94%and 10% respectively.
(8)

Probable reserve gold grade and contained metal is higher than the indicated resource grade and contained metal due to the inclusion of measured resource from the modified DAF mining area above the 783 metres elevation.

(9)	Calculation of the gold equivalent grade is by the following formula: AuEq = [(Au ounces + (Cu pounds x 3/1,300) x 31.10348]/tonnes.
(10)	Simon Kusabs, FAuslMM, Principal Mining Engineer for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Reserves estimate set forth above.

The relevant authors of the Hod Maden Report are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Reserve estimates set forth above.

Mining Operations

The Hod Maden Report contemplates that the deposit will be mined entirely utilizing underground mining techniques to minimize disturbance on the surface where a mosque and burial ground are located directly above the deposit. The deposit consists of a main and southern area however very little economic mineralization is currently modelled in the south area. The underground mine will be divided into two distinct mining zones with a modified DAF underground mining technique applied to the upper mine area and long hole stoping (“LHS”) applied to the lower mine area. The bulk of the mineralization is located in the lower mine area, which will be accessed through a single portal north of the deposit with secondary egress, fresh air intake and primary exhaust through vertical shaft development. The upper mine will be accessed through two shafts located north and south of the mineralization. The main area extends 450 metres vertically from surface over a strike distance of approximately 300 metres. For the lower mine level, spacing will be 25 metres and for the upper mine DAF levels will be extracted primarily in 3 metre high increments.

The lower mine will use electric-hydraulic jumbos for excavation and ground support with diesel powered LHD loaders and articulated dump trucks for material handling. Ground support will use fibrecrete extensively. Stopes will be drilled using electric-hydraulic top hammer long hole drills. The upper mine will utilise excavators and rotary cutters for excavation and frontend loaders, bobcats, LHD’s and shaft gantry cranes for material handling. Fibrecrete will be used extensively for primary support of tunnels. For the lower mine, ore will be trucked to the surface run-of-mine (“ROM”) pad located approximately 500 metres from the portal in the Maden Valley. Waste will be trucked to a temporary waste dump near the portal from where it will be rehandled to a permanent waste dump through an access tunnel to the Saliçor Valley. For the upper mine, ore and waste will be hoisted to the surface via each of the shafts and then rehandled to the ROM pad or temporary waste dump.

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From the commencement of portal construction, the mine has an expected life of 15 years, of which there will be 13 years of processing the 8.7 million tonne Mineral Reserve.

Mining Method Selection

The Hod Maden Report proposes an alternative mining method and mining footprint in the upper mine to that presented in the EIA. The technical analysis for this alternative mining method was incomplete at the time of the EIA submission and will necessitate further consulation with the government prior to implementation.

The deposit, in general, lends itself to underground mining as although it is located close to surface, the surrounding topography is mountainous and generally not well suited to the placement of large waste dumps and stockpiles. Open pit mining was also considered unsuitable due to, as mentioned above, the commitment to minimise disturbance of the mosque and burial ground located directly above the main area of the Hod Maden deposit. The two main underground mining methods selected for Hod Maden are LHS and DAF. LHS was selected for the more competent ground conditions in the lower mine due to the flexibility of the mining method and the suitable geometry of the deposit - steeply dipping with moderate width. The DAF mining method is suitable for the poor ground conditions encountered in the upper section of the deposit. The underhand mining method allows high recovery while limiting exposure to the poor ground conditions.

Mining Schedule

Aside from a small amount of ore from development in Year -2, ore production commences during Year -1 with target production of close to 0.8 million tonnes per annum projected to start during Year 3 and be maintained for eight years. A total of 8.7 million tonnes of ore with an average grade of 1.5% copper and 8.8 grams per tonne gold, is scheduled to be mined during the 15-year mine life. During the mine life, a total of 1.6 million tonnes of waste is scheduled to be produced. The overall 15 year mine operation consists of 2 years of pre-development (years -2 and -1) and 13 years of process plant operation and concentrate production.

Processing and Recovery Operations

The processing plant will have the capability of treating 800,000 dry tonnes per year of ROM ore. The plant design will incorporate crushing, grinding, and flotation techniques to maximize the recovery of copper and gold from the ore.

Flotation test work has demonstrated the majority of the sulfide minerals/assemblages are liberated at 106 microns (“µm”), however grinding the bulk rougher tailing finer improves the overall gold recovery. Following economic evaluation, the mill-float-mill-float (MF2) flowsheet was selected. The ore to be processed has been classified into two main categories; RO and PO, and the flowsheet will be reconfigured when processing PO to maximize the recovery of gold.

The RO flowsheet is summarized as:

●	Primary ore crushing of ROM to produce a crusher product size of 80% passing 77 millimetres (“mm”);
●	Primary milling in closed circuit with hydrocyclones to produce an 80% passing 106 µm grind size;
●

Bulk flotation of the primary ground material to generate a bulk concentrate. The bulk concentrate is directed to the Regrind Circuit. The bulk flotation tailings is directed to the Secondary Grinding Circuit;

●

Secondary grinding of the bulk flotation tail in a variable speed stirred mill in closed circuit with hydrocyclones to produce an 80% passing 38 µm grind size. Secondary grinding of the bulk rougher tail improves the recovery of gold;

●

Bulk scavenger flotation of the secondary ground material to the bulk scavenger concentrate. The bulk scavenger concentrate is directed to the Copper Flotation Circuit. The bulk scavenger tailings, low in sulfidic material is directed to the low sulfide tailings thickener;

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●	A concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;
●

A Copper Flotation Circuit, comprising rougher and scavenger stages. The copper rougher concentrate is directed to the Copper Cleaner Flotation Circuit. The copper scavenger concentrate is recirculated to the copper flotation conditioning tank;

●	Three stages of copper cleaner flotation to produce a final concentrate at the required copper grade;
●	Product thickening, filtration and packaging;
●	Sulfide tailings thickening and disposal to the tailings storage facility; and
●	Low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

The PO flowsheet will produce a copper concentrate and a saleable pyrite concentrate maximizing the overall gold recovery from the circuit. The flowsheet is summarized as:

●	Primary ore crushing of ROM to produce a crusher product size of 80% passing 77 mm;
●	Two stage grinding (primary milling followed by secondary milling) in closed circuit with hydrocyclones to produce an 80% passing <53 µm grind size;
●

The Bulk Rougher Flotation Circuit will function as a copper float, achieved by raising the slurry pH to 11 - 11.5 with the addition of hydrated lime to the grinding circuit. Increasing the pH allows selective recovery of copper minerals whilst suppressing pyrite. The copper concentrate is directed to the Regrind Circuit;

●

The Bulk Scavenger Flotation Circuit will function as a pyrite float. This is achieved by the addition of selective reagents. The pyrite concentrate is directed to the sulfide tailings thickener, repurposed as a pyrite concentrate thickener. The pyrite float tailings, low in sulfidic material is directed to the low sulfide tailings thickener;

●	A concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;
●	The Copper Flotation Circuit on RO will function as the first cleaner stage on PO;
●	The first and second copper cleaner stages on RO will function as the second and third copper cleaner stages on PO. The third copper cleaner stage on RO will be bypassed when processing PO;
●	Copper concentrate and pyrite concentrate thickening, filtration and packaging (dedicated systems for copper and pyrite concentrates); and
●	Low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

Various utility and plant infrastructure such as water supply, reagents supply and distribution, air services, electrical energy supply and distribution, roads, communications and site buildings will support the Hod Maden Project.

Exploration, metallurgical test work and study work to date has indicated that the development of the Hod Maden Project is economically viable.

See also the section herein entitled “Mineral Processing and Metallurgical Testing” for additional information on test results relating to recoverability of copper and gold.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Hod Maden Project is essentially a greenfield site. Some historical workings are evident, but nothing that has any significance to the project. Some infrastructure has already been established to support the exploration activities, but this will only be used for pioneering activities once the project is approved to proceed.

The majority of the proposed project infrastructure, including the process plant, paste plant, water treatment facility, transformer station and mining offices, will be located in the Maden Valley near the

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deposit. The tailings facility, mining waste dump, and quarry will be located to the north in the Salicor Valley. A tunnel will be constructed to connect the Maden Valley to the Salicor Valley. Grid power is available on site and some workforce can be based out of Artvin city nearby.

The following summarizes the new key project infrastructure required to establish and operate the mine:

●	Roads and site access roads, including:

-	Yukarimaden access road and tunnels;

-	Powerline Valley tunnel access road;

-	Saliçor Valley access tunnel; and

-	TSF access and waste dump facility access roads;

●	Mining surface infrastructure, including:

-	Mining office (located adjacent to the ROM pad);

-	Ventilation exhaust fans;

-	Heavy vehicle workshop and lubricant storage facilities;

-	Cemented aggregate fill and shotcrete batch plants;

-	Fuel farm;

-	Waste re-handle stockpile;

-	Heavy vehicle and light vehicle wash-down bay;

-	Temporary explosives magazine;

-	Core shed; and

-	Mobile equipment go-line for shift change;

●	Administration buildings and processing infrastructure:

-	Main administration and gatehouse;

-	Plant technical services and control room;

-	Emergency response team and health unit;

-	Dry (change house) and canteen;

-	Plant warehouse and stores;

-	Laboratory;

-	Plant maintenance workshop;

-	Paste plant control room and laboratory;

-

Process production buildings will be constructed to house the processing areas comprising crushing, grinding and flotation, concentration filtration and storage (including weighbridge), paste filtration, paste mixing, water treatment, water services and air services;

●	Tailings pump station and pipeline;

●	Tailings storage facility (“TSF”);

●	Waste rock storage facility (“WDF”);

●	Power supply and distribution;

●	Water supply and treatment;

●	Surface water management infrastructure;

●	Permanent village;

●	Waste and sewage treatment infrastructure;

●	Communications; and

●	Security and fencing.

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Trabzon, Rize and Hopa ports were investigated as the most probable ports for future shipments. All three ports are already used for export of mineral concentrates (bulk as well as in containers), and have enough capacity to accept the traffic and the capacity to manage the handling of Hod Maden concentrates in bulk or in containers. Subject to final negotiations and agreement by both parties, Hopa port will be the preferred port of export. At Hopa port, there will be a warehouse to store pyrite concentrates and open yard for containers.

Permitting

Originally there were four exploration licenses under consideration as part of the Hod Maden Project. Since 2017, two of the original licenses were let go and two consolidated into a single license (No. 87288). Additionally, the feasibility study has provided greater details of the Hod Maden Project, hence its location has become more refined and the EIA boundaries have been determined accordingly. The fundamental change in terms of project definition and impact has been to locate the proposed processing plant in the Maden Valley (as opposed to the Saliçor Valley as was defined in the PFS). This decision was made on the basis of a well subscribed land purchasing program in Yukarımaden Village. The expropriation program for remaining land is now well advanced.

Fundamental to advancing the Hod Maden Project was the positive decision for the EIA from the Ministry of Environment, Urbanisation and Climate Change by letter dated November 17, 2021. It is understood that: (i) there are no material commitments imposed by the EIA approval process that are not allowed for in task and/or funding in the cost build up; and (ii) the concerns raised in the assessments of the government’s Review Committee that have translated to an additional commitment (to that submitted) do not give cause to modify the engineered solution for the Hod Maden Project that is described in the Hod Maden Report pending obtaining some additional permits, the most significant being one for use of tailings paste backfill underground.

Few permits have been obtained in the past few years; however, a Soil Protection Plan has been prepared by and approved by the Provincial Directorate of Food, Agriculture and Livestock. A permit for non-agricultural land use was obtained from the Provincial Directorate of Food, Agriculture and Livestock. Most permits will follow the positive decision on the EIA and are not considered a risk to the schedule. If the tailings paste backfill permit cannot be obtained timeously (as government regulations currently do not allow use of such), the mine will be started on cemented aggregate fill and/or cemented waste rock fill.

Community Factors

The site has been surveyed and no items or archeological or heritage interest have been found. There are no protected areas in the mine licence area.

The Hod Maden Project will have a positive economic effect in the area, creating opportunities for employment and supportive services and industry. This will be associated with an influx of people with appropriate skills into the area from the construction phase, however this population increase will be quite modest and there is unlikely to be any negative impact on existing income generating activities and existing facilities in the region. Artmin has completed the construction of a social facility and this has been handed over to the villagers.

Environmental and Related Factors

Significant investigations have been made in defining the biodiversity of the areas to be impacted by the Hod Maden Project since 2017. A biodiversity action plan will be implemented that focuses on ensuring the status of critical and endemic species is not negatively impacted by the implementation of the mining project, that any impact on the environment overall is minimized, and that the site can be readily rehabilitated upon mine closure. Environmental management planning and reporting will meet all regulations.

Since 2017, a meteorological station has been operational at Hod Maden, and on this basis climatic assumptions have been remodeled since the PFS. The only material change to come of this was a realization that the precipitation in the area is lower than previously modeled. Baseline measurements have been made in respect to air quality, water quality, noise and soil quality, with the objective to

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understand what impact will be made by the proposed project and the measures required to manage any adverse effects that may manifest as a result of mining activity within acceptable limits.

A soil preservation program has been devised and this will be used for rehabilitation upon mine closure. Measures will be taken to control dust, emissions and noise in line with Turkish regulations. Treated contact water that is discharged into the Maden Stream will be in accordance with the Turkish regulation limits. During construction and land clearing control measures will be particularly important, in terms of biodiversity management, dust and noise minimization, erosion control and management of impact on beds and banks.

Fundamental to the Hod Maden Project will be water management, which will of course translate to a localized impact of the groundwater levels in and around the mine and sealing of the Maden Creek bed and banks to avoid mine flooding. Most water drawn from the ground will be used for processing ore.

The mine waste and tailings have been geochemically tested and characterized as potentially acid forming. Accordingly, the resultant landforms to store mine waste and process tailings will be sealed at the base and the top, covered and then revegetated. Long term diversion drains (i.e. permanently re-aligned water courses) will keep water off these landforms and erosion controls will be put in place to ensure their long-term stability.

At the end of mining, the portals and shafts will be sealed off, buried and the mine flooded. In other areas the mine infrastructure (including processing plant and buildings) will be dismantled and the areas rehabilitated for either forestry or agricultural use.

Capital and Operating Costs

Capital Costs

The upfront pre-production capital cost for the Hod Maden Project has been estimated at $308,921,000, including a contingency of $30,746,000. This cost is estimated to an AACE Class 3 classification with a target accuracy of ±15% as at the third quarter (Q3) of 2020 and excludes the sunk costs incurred to establish the exploration camp, the exploration camp access road and costs of studies conducted prior to and leading up to full project approval.

Cost Area	Capital Cost (millions)

Mining Predevelopment Costs	62.7

Mining Surface Infrastructure	1.8

Other Site Infrastructure	78.3

Process Plant Infrastructure	55.5

EPCM Consultant fees, indirect costs and construction facilities	37.4

Owners Costs	42.5

Project Contingency	30.7
TOTAL UPFRONT CAPITAL EXPENDITURE:	308.9

Sustaining Costs

Sustaining capital comprises life of mine costs of a capital nature, inclusive of process plant improvements, TSF embankment lifts, road and tunnel re-sheeting, owner’s equipment fleet purchase, ongoing replacement and rebuild of mobile equipment, additional underground infrastructure, and continuation of capitalized lateral and vertical mine development.

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Sustaining Cost	LOM Total (millions)
Mining Sustaining Capital	55.5
Mine Development	41.0
Process Improvements	7.1
Re-sheeting of main access road	10.2
Re-sheeting of internal roads	5.9
Surface Water Management	1.7
Tailings Storage Facility	2.2
TOTAL SUSTAINING COSTS:	123.6

Closure Costs

Closure costs have been estimated at $15.65 million, as follows:

Cost Area	Closure Costs (millions)
Plant Pads, Internal Roads and Ramps	0.24
ROM	0.03
Water Storage and Event Ponds	0.02
Wastewater Treatment Plant	0.01
Process Plant	8.06
TSF	5.08
WDF	2.21
TOTAL:	15.65

Operating Costs

The operating cost for the Hod Maden Project is exclusive of sustaining and deferred capital costs, reflects an estimate base date of third quarter 2020 and complies with an AACE Class 3 estimate, as follows:

Direct Site Operating Cost	LOM Total	LOM Average per tonne milled (dry)
Mining Operating Cost	467	53.71
Processing Plant	211	24.26
General and Administration	96	11.04
TOTAL OPERATING COSTS:	774	89.01

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Economics

Parameters & Project Economics Summary

Mill Design Capacity	800,000 tonnes per annum
Mine Life	13 years
Average Annual Production	Gold: 156,000 ounces Copper: 19.6 million pounds
Total Production	Gold: 2,027,000 ounces Copper: 255 million pounds
Average Recovery Rate	Gold: 85% Copper: 93%
Average Head Grade	Gold: 8.8 g/t Copper: 1.5%
All-in Sustaining Cost[1]	By-product[1]: $334/ounce gold Co-product[1]: $595/ounce gold
Upfront Capital	$309 million
Base Case Commodity Prices	$1,599/ounce gold $3.19/pound copper
NPV (5% discount rate)	Pre-tax: $1.3 billion Post-tax: $1.05 billion
IRR	Pre-tax: 41% Post-tax: 36%
Payback Period (from start of production)	Post-tax: 2.0 years

The post-tax NPV of $1.05 billion, using a 5% real discount rate, has an IRR of 36% and payback period of 2 years. The all-in-sustaining cost1 (“AISC”) for gold with copper as a by-product credit is $334 per ounce.

By-Product Basis $/ounce
Mining Operating Cost	$230
Processing Operating Cost	104
TC/RCs (net of credits & penalties) & Transport Costs	95
G&A Operating Cost & Other	55
Revenue from Sales of Payable Copper	(401)
C1 Cost[1]	$84
Royalties	172
Sustaining Capital Depreciation	57
Corporate Costs	13
Closure Costs	8
AISC[1]:	$334

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Forecast Annual Cashflows

Period	Units	LOM Total	Y -3	Y -2	Y -1	Y 1	Y 2	Y 3	Y 4	Y 5	Y 6	Y 7	Y 8	Y 9	Y 10	Y 11	Y 12	Y 13	Y 14

Project Cashflows	Millions

Project Net Cashflow Pre-Tax	Millions	2,242	(67)	(165)	(96)	162	219	246	202	171	166	131	213	211	238	193	226	208	(15)

Project Net Cashflow Post-Tax	Millions	1,794	(67)	(165)	(96)	150	179	206	167	140	138	107	173	172	194	157	179	175	(15)

Discounted Cashflow Pre-Tax	Millions	1,328	(65)	(153)	(85)	136	175	187	146	119	109	82	127	120	129	100	111	98	(7)

Discounted Cashflow Post-Tax	Millions	1,049	(65)	(153)	(85)	125	143	157	121	97	91	67	103	98	105	81	88	82	(7)

Exploration, Development and Production

All implementation work on the Hod Maden Project is intended to be undertaken pursuant to a number of Engineering, Procurement and Construction Management (“EPCM”) style contracts. With respect to the main plant and infrastructure, the lead EPCM Contractor will undertake the engineering, design, drafting, equipment procurement, construction management and specification of the process plant and infrastructure. Artmin will engage and independently manage the mining contractor who will develop the main decline and other mining infrastructure. If the EPCM contractor is not a Turkish entity, the EPCM contractor will work with a Turkish company (or companies) to manage the in-country project management, procurement, contract management, construction management and commissioning of the process plant facilities and associated infrastructure.

It is envisaged that the project will be constructed over a 36-month period from receipt of the EIA approval.

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Key project milestones are:

Milestone	Month After Commencement

Project commencement	Month 1

EIA permit issued	Month 5

EPCM contractor engaged	Month 5

Mining contractor engaged	Month 9

Forestry permit issued	Month 10

Mining contractor mobilisation	Month 12

Commence decline development	Month 14

Saliçor valley access tunnel complete	Month 21

WDF construction complete	Month 21

TSF complete and ready to accept tailings	Month 33

First ore to ROM pad	Month 36

First ore to mill	Month 38

Commissioning Complete and Hand Over	Month 41

The critical path is driven by the following activities:

●	application for and receipt of the Forestry permit;

●	commence development of Saliçor Valley access road (south, in Powerline Valley);

●	commence development of topsoil and temporary mine waste storage facility;

●	complete topsoil storage facility and commence development of portal and decline;

●	complete Saliçor Valley access road, tunnel and Waste Dump Facility. Commence hauling waste to Saliçor Valley;

●	commence production of ore and deliver first ore to mill; and

●	plant handover and commercial production.

Risks and Recommendations

As with any mineral development, there are many latent conditions relating to ore body definition, geological, geotechnical, variability in mineralogy and metallurgical response, and hydrogeological issues that can only be understood to a certain degree through drilling prior to actual mining. These influences and human factors have the potential to impact on assumed productivity and revenue. Metallurgical response to the intended plant requires similar consideration of risk. This risk has been largely offset by conservative process design factors applied to established technology.

The challenges presented by final permitting, shear terrain, significant water flows across the property, freehold land ownership above the orebody and necessary fine grinding are considered manageable.

Risks associated with environmental issues include the process of obtaining permits relative to potential delays or interruptions in commencement of construction, mining or operation of the process facilities. In terms of biodiversity impact, following a strong but adaptable biodiversity action plan will be the key to avoiding risks associated with negative effects on the populations of living organisms. Other environmental risks that will require significant management oversight will include traffic (a road fatality is one of the highest identified risks for this project) and control of groundwater, such that mine flooding during operation is averted and contamination is avoided.

Potential risk associated with geological hazards due to rockslides has been identified within the upper cut slopes above the TSF.

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The main recommendations to be considered before final project sanction center around finalizing project approvals and reporting, while reducing residual project uncertainty to prepare for execution activities. The project approvals process, including forestry permits, falls on the critical path, and Artmin should focus on completing these activities above all others, to avoid a delay in obtaining site access.

Interpretations and Conclusions

As stated above, exploration, metallurgical test work and study work to date has indicated that the development of the Hod Maden Project is economically viable.

Since completion of the PFS in 2018, the level of detail in the Hod Maden Project has been elevated and uncertainty reduced to enable completion of the definitive feasibility study. As the level of definition has increased, several major changes to the PFS plan were required. These changes included the following:

●	geotechnical interpretation of crown pillar;

●	change in crown pillar mining technique;

●	relocation of main plant infrastructure;

●	pyrite concentrate production;

●	removal of dry-stacked tailings facility and combination of sulfide and low-sulfide TSF;

●	relocation of the waste dump to Saliçor Valley;

●	requirements for site access roads and tunnels; and

●	recognition of environmental diversity.

The aforementioned changes have resulted in significant adjustments to the project scope of works, capital cost estimate and economics. Notwithstanding these changes, the Hod Maden project is expected to yield strong economic returns.

Qualified Persons

The qualified persons who are the authors of and are responsible for the Hod Maden Report are Peter Allen, MAusIMM (CP), Christopher Arnold, FAusIMM, Simon Kusabs, FAusIMM, Zafir Ekmekçi, SME Registered Member (418810RM), Stan Kagiannis, FAusIMM, Omer Ardic, P.E., SME Registered Member, MAIG, Goktug Evin, BSc Eng, SME-RM, Richard Kiel, P.E. (Civil), Paul Newling, FAusIMM CP, each of whom is a qualified person for their respective sections of the Hod Maden Report and each of whom is independent of the Company under the definitions of NI 43-101 and have consented to being named in the news releases dated November 24, 2021, and December 15, 2021 and this material change report (“Material Change Report”). The scientific and technical information in this Material Change Report has also been reviewed and approved by the aforementioned qualified persons, each of whom is a qualified person and is independent of the Company under NI 43-101.

Other

This Material Change Report shall not constitute investment advice or an offer to sell or the solicitation of an offer to buy securities in the United States.

Data Verification

The qualified persons noted above have verified the data disclosed, including sampling, analytical, and test data underlying the information contained in this Material Change Report. See “Sampling, Analysis and Data Verification” above. Additional supporting details regarding the information in this Material Change Report, including all qualifications, assumptions and exclusions that relate to the feasibility study, is provided in the Hod Maden Report, which is now available on SEDAR and EDGAR under the Company’s profile at www.sedar.com and at www.sec.gov, respectively, and is also available on the Company’s website at www.sandstormgold.com.

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NOTE 1

Sandstorm has included certain measures in this Material Change Report that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). With respect to the Hod Maden project, these measures include (i) all-in sustaining cost (“AISC”) per gold ounce on a co-product basis and AISC per gold ounce on a by-product basis, (ii) C1 costs on a by-product basis, and (iii) attributable gold equivalent ounce. As Sandstorm’s operations are primarily focused on precious metals, the Company presents these measures as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS. The presentation of these measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1)

With respect to the Hod Maden project, AISC has been calculated on a co-product basis for gold and copper. The calculation for each metal is based on adding costs specific to each metal to costs allocated to each metal on a proportionate value basis. For gold, AISC per gold ounce on a co-product basis is calculated by summing certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital depreciation, G&A, and other costs) associated with the gold produced. The resulting figure is then divided by the payable gold ounces produced. AISC per gold ounce on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital depreciation, G&A, and other costs). The resulting figure is then divided by the payable gold ounces produced.

●

AISC Co-Product Basis: [(Operating Costs ($543 million) + Royalties ($296 million) + Treatment, Refining and Transport Costs ($151 million) + Sustaining Capital Depreciation ($93 million) + G&A ($77 million) + Other Costs ($46 million)] / Payable Gold Ounces (2,027,000 oz) = $595 AISC per ounce].

●

AISC By-Product Basis: [(Operating Costs ($678 million) + Royalties ($349 million) + Treatment, Refining and Transport Costs ($193 million) + Sustaining Capital Depreciation ($116 million) + G&A ($96 million) + Other Costs ($57 million) - Copper Revenue ($812m)] / Payable Gold Ounces (2,027k oz) = $334 AISC per ounce].

2)

With respect to the Hod Maden project, C1 Cash Cost on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, treatment, refining & transport costs, G&A, and other costs) associated with the gold produced. The resulting figure is then divided by the payable gold ounces produced.

3)

The Company’s estimated royalty and other commodity stream income is converted to an attributable gold equivalent ounce basis by dividing the estimated royalty and other commodity stream income for the period by the estimated gold price per ounce for the same respective period. These attributable gold equivalent ounces when combined with the estimated gold ounces from the Company’s gold streams equal total attributable gold equivalent ounces and may be subject to change.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9	Date of Report

DATED as of this 15th day of December, 2021.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi Chief Financial Officer

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this Material Change Report or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting

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Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the “SEC”) set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Material Change Report contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to statements with respect to the feasibility study, including future production, costs and expenses of the Hod Maden project, statements with respect to the awarding of construction contracts and sourcing of construction resources for the Hod Maden project, the timing of the lodgment of Forestry Permits, the impact of expropriation on the local population in or around the Hod Maden project area, the Hod Maden project qualifying for certain investment incentive schemes, the payment liability of the licences comprising the Hod Maden project, statements with respect to obtaining the necessary permits for the development and construction of the Hod Maden project, statements with respect to the mineralization and deposit types of the Hod Maden project, expected metallurgical recoveries, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates, the proposed mining method and processing and recovery operations for the Hod Maden project, infrastructure requirements for the Hod Maden project, the estimated capital, sustaining, operating and closure costs for the Hod Maden project, the implementation work to be completed for the Hod Maden project and the contractors expect to undertake such work, and the project construction and development milestones and related timelines. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual

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results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.